UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

TAL International Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

874083 10 8

(CUSIP Number)

TAL International Group

100 Manhattanville Road

Purchase, NY 10577-2135

Attention: Marc Pearlin

Vice President, General Counsel and Secretary

(914) 251-9000

Copy to:

Philip O. Brandes

Mayer Brown LLP

1675 Broadway

New York, NY 10019-5820

(212) 506-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 6, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874083 10 8

1	Names of Reporting Persons JZ Capital Partners Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,114,878

	8	Shared Voting Power 0(1)

	9	Sole Dispositive Power 1,114,878

	10	Shared Dispositive Power 0(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,114,878

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.08%

14	Type of Reporting Person OO

(1)   Edgewater Private Equity Fund III, L.P., Edgewater Growth Capital Partners, L.P., JZ Capital Partners Limited and The Resolute Fund, L.P., The Resolute Fund Singapore PV, L.P., The Resolute Fund Netherlands PV I, L.P., The Resolute Fund Netherlands PV II, L.P. and The Resolute Fund NQP, L.P. (collectively, the "Resolute Funds") are parties to an amended and restated shareholders agreement pursuant to which such shareholders have agreed to vote their respective shares of common stock, par value $0.001 per share (the “Common Stock”) of TAL International Group, Inc. (the “Company”) such that the Board of Directors of the Company will be comprised of nine directors consisting of (i) six individuals designated by The Resolute Fund, L.P. and (ii) three independent directors designated by the Company’s Nominating and Corporate Governance Committee.  The number of shares with shared voting power and shared dispositive power set forth in this Amendment No. 1 to Schedule 13D excludes: (i) 9,194,236 shares held by The Resolute Fund, L.P.; (ii) 361,550 shares held by The

Resolute Fund Singapore PV, L.P.; (iii) 433,860 shares held by The Resolute Fund Netherlands PV I, L.P.; (iv) 361,550 shares held by The Resolute Fund Netherlands PV II, L.P.; (v) 10,846 shares held by The Resolute Fund NQP, L.P.; (vi) 153,511 shares held by Edgewater Private Equity Fund III, L.P.; and (vii) 961,365 shares held by Edgewater Growth Capital Partners, L.P. as JZ Capital Partners Limited disclaims beneficial ownership of such shares.

(2)   Based on 36,225,066 shares of Common Stock outstanding as of March 15, 2011.

The information set forth herein regarding percentages of beneficial ownership is based upon 36,225,066 shares of common stock, par value $0.001 per share (the “Common Stock”) of TAL International Group, Inc., a Delaware corporation (the “Company”) outstanding on March 15, 2011.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on July 23, 2009 (the “Statement”), as follows:

ITEM 2.  IDENTITY AND BACKGROUND

Item 2 of the Statement is amended and restated in its entirety by inserting the following information:

This Amendment No. 1is being filed by JZ Capital Partners Limited (“JZCP”).

JZCP is a closed-ended investment company that was incorporated in Guernsey on April 14, 2008.  Its registered office is 2nd Floor, Regency Court, Glategny Esplanade, St Peter Port, Guernsey GY1 3NQ.

JZCP’s corporate objective is to create a portfolio of investments in businesses primarily in the United States. New JZCP’s present investments include Micro-Cap Buyouts, mezzanine loans (sometimes with equity participations) and high yield securities, senior secured debt and second lien loans and other debt and equity opportunities, including distressed debt and structured financings, derivatives and opportunistic purchases of publicly traded securities.

JZCP has entered into an investment advisory and management agreement (the “Advisory Agreement”) with Jordan/Zalaznick Advisers, Inc. (the “Investment Adviser”), a Delaware corporation based in New York.  Subject to the overall supervision of the board of directors, the Investment Adviser acts as the investment manager to JZCP and manages the investment and reinvestment of the assets of JZCP in pursuit of the investment objective of JZCP and in accordance with the investment policies and investment guidelines from time to time of JZCP and any investment limits and restrictions notified by the board (following consultation with) the Investment Adviser.

JZCP is governed by a board of independent directors, comprised of David Macfarlane (Chairman), David Allison, Patrick Firth, James Jordan and Tanja Tibaldi, who share overall supervision of the Investment Adviser, including its shared voting and investment power over the shares held by JZCP.  Each of the directors is considered by the board to be independent of the Investment Adviser.  Messrs. Macfarlane, Allison and Firth are each citizens of the United Kingdom.  Mr. Jordan is a citizen of the United States.  Ms. Tibaldi is a dual citizen of Sweden and Switzerland.  Their business address is 2nd Floor, Regency Court, Glategny Esplanade, St Peter Port, Guernsey GY1 3NQ.  The present principal occupation of each of the directors is as follows:

Director	Principal Occupation
David Macfarlane	Company Director
David Allison	Founding Member of Virtus Trust Limited
Patrick Firth	Chartered Accountant
James Jordan	Private Investor
Tanja Tibaldi	Director, Triple Eight Limited

The address of David Macfarlane is 2nd Floor, Regency Court, Glategny Esplanade, St Peter Port, Guernsey, GY1 3NQ. Virtus Trust Limited is an international fiduciary, corporate services and investment consulting business and its address is P.O. Box 634, Bordeaux Crt, Les Echelons, St Peter Port, Guernsey, GY1 3DR.  The address of Patrick Firth is 2nd Floor, Regency Court, Glategny Esplanade, St Peter Port, Guernsey GY1 3NQ.  The address of James Jordan is 11 Fifth Avenue, Apt 5E, New York, NY 10003.  Triple Eight Limited is a privately held investment company with an address at 108 rue de berima, Marrakech, Morocco.

Each of JZCP and the persons named in this Item 2 has not, during the past five years, been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Edgewater Private Equity Fund III, L.P. and Edgewater Growth Capital Partners, L.P. (collectively, the ‘‘Edgewater Funds’’), The Resolute Fund, L.P., The Resolute Fund Singapore PV, L.P., The Resolute Fund Netherlands PV I, L.P., The Resolute Fund Netherlands PV II, L.P. and The Resolute Fund NQP, L.P. (collectively, the “Resolute Funds”) and JZCP are parties to an amended and restated shareholders agreement (as amended, the “Shareholders Agreement”) pursuant to which such shareholders have agreed to vote their respective shares of Common Stock such that the Company’s Board of Directors will be comprised of nine directors consisting of (i) six individuals designated by The Resolute Fund, L.P. and (ii) three independent directors designated by the Company’s Nominating and Corporate Governance Committee.  JZCP disclaims beneficial ownership of shares of Common Stock owned by the Resolute Funds and the Edgewater Funds.  JZCP is making this separate filing in accordance with Rule 13d-1(k)(2) under the Exchange Act, and is solely responsible for the information contained in this separate filing.  JZCP believes that the other parties to the Shareholders Agreement, where required, will file separately on Schedule 13D or Schedule 13G, as applicable.

The Shareholders Agreement is attached to the Company’s Annual Report on Form 10-K filed with the SEC on March 20, 2006 as Exhibit 10.7 and is incorporated into this Item 2 by reference.

An amendment to the Shareholders Agreement is attached to the Company’s Quarterly Report on Form 10-Q as Exhibit 10.16 and is incorporated into this Item 2 by reference.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 of the Statement is amended and restated in its entirety by inserting the following information:

On March 31, 2011, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with the several selling stockholders specified therein, including JZCP (the “Selling Stockholders”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC, as representatives of the several underwriters specified therein (the “Underwriters”), with respect to the offer and sale of an aggregate of 5,500,000 shares (the “Firm Shares”) of the Common Stock to the Underwriters in connection with an underwritten public offering (the “Offering”). On April 6, 2011, the Company and the Selling Stockholders completed the offer and sale of the Firm Shares to the Underwriters. Of the Firm Shares, 265,620 shares were sold by JZCP.  Pursuant to the Underwriting Agreement, the Selling Stockholders granted the Underwriters a 30-day option to purchase up to an additional 825,000 shares of Common Stock.

Under the Underwriting Agreement, the Selling Stockholders have agreed with the Underwriters not to sell or transfer any Common Stock or securities convertible into, exchangeable for, exercisable for, or repayable with Common Stock, for 75 days from March 31, 2011, except with the prior written consent of the Underwriters (such period, the “lock-up period”).  The lock-up period will be automatically extended if:  (1)  during the last 17 days of the lock-up period referred to above, the Company issues an earnings release or material news or a material event relating to the Company occurs or (2) prior to the expiration of the lock-up period, the Company announces that it will release earnings results or becomes aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

The Underwriting Agreement is attached to the Company’s Current Report on Form 8-K filed with the SEC on April 6, 2011 as Exhibit 1.1 and is incorporated into this Item 4 by reference.

An additional 73,046 shares of Common Stock owned by JZCP remain registered for resale under the Registration Statement.  Subject to the restrictions discussed above, the JZCP may sell additional shares of Common Stock in the future, but has no present plans to do so.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is amended and restated in its entirety by inserting the following information:

As of the date hereof (and after giving effect to the Offering), JZCP beneficially owns the number and percentage of shares of Common Stock then issued and outstanding listed opposite its name:

Reporting Person	Amount beneficially owned	Percent of class(a)	Sole power to vote or direct the vote	Shared power to vote or to direct the vote(b)	Sole power to dispose or to direct the disposi- tion of	Shared power to dispose or to direct the disposition of
JZ Capital Partners Limited	1,114,878	3.08	1,114,878	0	1,114,878	0

(a)   Based on 36,225,066 shares of Common Stock outstanding on March 15, 2011.

(b)   The Resolute Funds, the Edgewater Funds and JZCP are parties to the Shareholders Agreement pursuant to which such shareholders have agreed to vote their respective shares of Common Stock such that the Board of Directors of the Company will be comprised of nine directors consisting of (i) six individuals designated by The Resolute Fund, L.P. and (ii) three independent directors designated by the Company’s Nominating and Corporate Governance Committee.  For purposes of this Amendment No. 1, JZCP disclaims beneficial ownership of shares of Common Stock owned by the Resolute Funds and the Edgewater Funds.  As such, this table excludes: (i) 9,149,236 shares held by The Resolute Fund, L.P.; (ii) 361,550 shares held by The Resolute Fund Singapore PV, L.P.; (iii) 433,860 shares held by The Resolute Fund Netherlands PV I, L.P.;

(iv) 361,550 shares held by The Resolute Fund Netherlands PV II, L.P.; (v) 10,846 shares held by The Resolute Fund NQP, L.P.; (vi) 153,511 shares held by Edgewater Private Equity Fund III, L.P.; and (vii) 961,365 shares held by Edgewater Growth Capital Partners, L.P, in each case, after giving effect to the Offering.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Statement is amended and restated in its entirety by inserting the following information:

The contracts, arrangements, understandings and/or relationships previously disclosed by the JZCP under Items 4 and 6 of this Amendment No. 1 are hereby incorporated by reference in response to this Item 6.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 12, 2011

JZ Capital Partners Limited

By:	/s/ David W. Zalaznick
Name:	David W. Zalaznick
Title:	Investment Manager